July 28, 2008

Mark Kronforst, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                               Activision Blizzard, Inc. Form 8-K Filed July 15, 2008 (File No. 1-15839)

Dear Mr. Kronforst:

On behalf of Activision Blizzard, Inc., a Delaware corporation (the “Company”), we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “Commission”), our amended Form 8-K (File No. 1-15839) (the “Form 8-K/A”) for filing under the Securities Exchange Act of 1934, as amended, which we have marked to show changes from the Company’s initial filing of the Form 8-K on July 15, 2008.

The changes reflected in our Form 8-K/A include those made in response to the comments of the staff of the Commission set forth in the staff’s comment letter dated July 17, 2008, as well as other changes.

Set forth below are the responses to the comments raised in your letter.  For your convenience, we have repeated each of your numbered comments followed by our responses.  We have sent to you paper copies of this letter and copies of our Form 8-K/A.  All references in this letter to page numbers and captions correspond to the page numbers and captions in the Form 8-K/A.  References throughout this letter to “we,” “us” and “our” are to the Company.

Form 8-K Filed July 15, 2008

1.             Please amend the Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K.

We have revised the disclosure as requested.  Please see page 2 of our Form 8-K/A.

2.             Please amend your disclosures to state whether, during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports as required by Item 304(a)(1)(iv) of Regulation S-K.

We have revised the disclosure as requested.  Please see page 2 of our Form 8-K/A.

3.             Please amend your disclosures to specifically address whether, during the registrant’s two most recent fiscal years and the subsequent interim period through the date specified in paragraph (a)(1) of Item 304, the new accountant was consulted on any matters identified within Items 304(a)(2)(i) and (ii) of Regulation S-K.

We have revised the disclosure as requested.  Please see page 2 of our Form 8-K/A.

4.             In your amended Form 8-K, include a dated Exhibit 16 letter from the former accountants addressing the revised disclosures.

We have revised the disclosure as requested.  Please see Exhibit 16.1 to our Form 8-K/A.

*              *              *

As requested, the Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (213) 687-5381 or Troy Vigil at (213) 687-5556 should you require further information.

Very truly yours,

/s/ David C. Eisman
David C. Eisman, Esq.

cc:	Robert A Kotick, President and Chief Executive Officer
George L. Rose, Esq., Chief Legal Officer and Secretary
Brian J. McCarthy, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Ruth Fisher, Esq. (Gibson, Dunn & Crutcher LLP)